March 14, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington DC, 20549

Attn: Linda Cvrkel

Re: Diamond Ranch Foods, Ltd. SEC Comment Letter dated January 30, 2008

Ms. Cvrkel:

In response to the Commission’s comment letter dated January 30, 2008 regarding the Form 10-KSB for the fiscal year ended March 31, 2007 filed on behalf of Diamond Ranch Foods, Ltd. on June 29, 2007, the Company is unable to file its amended Form 10-KSB within the prescribed time period because the Company is awaiting the final audit of its financial statements from its independent auditor.  The Company expects to amend and file a Form 10-KSB/A on or before March 31, 2008 in which the Commission’s comments will be addressed.

The Company wishes to acknowledge the following:

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The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

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Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

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The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Yours very truly,

/s/ Louis Vucci, Jr.

Louis Vucci, Jr.

President